# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TriSalus Life Sciences, Inc., CIK 0001826667
CUSIP: 89680M101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6272 W. 91st Ave., Westminster, Colorado (CO), 80031
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002046077

## Reporting persons
- Utmost Group PLC: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 3,385,235; shared voting power 0; sole dispositive power 3,385,235; shared dispositive power 0; aggregate amount beneficially owned 3,385,235 (6.79% of the class)
  Comment: As on 30 September 2025, Utmost Group PLC holds 3,385,235 units of TriSalus Life Sciences's common shares, representing 6.79% of the outstanding shares. On 08 July 2025, 21,193 units were acquired. On 23 July 2025, 588,000 units of preferred shares held by Utmost Group PLC were converted into 1,940,400 units of common shares. On 23 September 2025, Utmost Group PLC received 31,360 units of common shares paid in kind as insurance premium.

## Item 1. Issuer
Name of issuer: TriSalus Life Sciences, Inc.
Address of issuer's principal executive offices: 6272 W. 91st Ave. Westminster, CO, 80031

## Item 2. Person Filing
Name of person filing: Utmost Group PLC
Address of principal business office or, if none, residence: Saddlers' House 5th Floor, 44 Gutter Lane, London, United Kingdom, EC2V 6BR
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 3,385,235 shares
Percent of class: 6.79%
Sole power to vote or to direct the vote: 3,385,235
Shared power to vote or to direct the vote: None
Sole power to dispose or to direct the disposition: 3,385,235
Shared power to dispose or to direct the disposition: None

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Utmost Luxembourg S.A. (Company ID: B37604, previously Lombard International Assurance S.A.)4, rue Lou Hemmer, L1748 Luxembourg, Luxembourg

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to (J) A non-U.S. institution that is the functional equivalent of any of the institutions listed in ??240.13d-1 (b)(1)(ii)(A) through (I), so long as the non-U.S. institution is subject to a regulatory scheme that is substantially comparable to the regulatory scheme applicable to the equivalent U.S. institution is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Utmost Group PLC: /s/ Ian Maidens, Ian Maidens - Group CFO (10/27/2025)